SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 13, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Novartis International AG
Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis names Jonathan Symonds deputy CFO and CFO designate

•      Symonds joins Novartis from Goldman Sachs starting September 1, 2009

Basel, May 13, 2009 – Novartis announced today that Jonathan Symonds, currently Managing Director, Investment Banking, at Goldman Sachs will be joining Novartis on September 1st as deputy CFO and as CFO designate, reporting to Raymund Breu, who will retire on March 31, 2010 at the age of 65, after 35 years of outstanding service to Novartis.

“Jonathan Symonds’ financial expertise, broad industry experience and deep knowledge of the healthcare industry make him especially suited to take on the responsibilities of CFO of Novartis from Raymund Breu,” said Dr. Daniel Vasella, Chairman and CEO.

Symonds, 50, spent eight years as CFO at AstraZeneca, where his position encompassed Finance, M&A, Strategy, IT, Purchasing, Business Development and Licensing. Before that he was Finance Director at Zeneca and previously was a partner at KPMG.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “will,” or similar expressions, or by express or implied discussions regarding Mr. Symonds’ potential succession to the CFO position at Novartis. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Mr. Symonds will in fact succeed to the CFO position at Novartis. In particular, management’s expectations could be affected by, among other things, the uncertain outcome and progress of the ongoing global financial and economic crisis, including uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 13, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting